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                               June 16, 2020

       Tyler Glover
       Chief Executive Officer
       Texas Pacific Land Corporation
       1700 Pacific Avenue, Suite 2900
       Dallas, Texas 75201

                                                        Re: Texas Pacific Land
Corporatino
                                                            Draft Registration
Statement on Form 10
                                                            Submitted May 20,
2020
                                                            CIK 0001811074

       Dear Mr. Glover:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10

       Exhibit 99.1- Information Statement
       Summary Selected Unaudited Pro Forma Condensed Consolidated Financial Information, page
       10

   1. Please tell us what consideration you gave to presenting pro forma financial statements reflecting the changes
to the historical financial statements of the Trust that are described in a narrative format
in this section.
 Tyler Glover
FirstName LastNameTyler Glover
Texas Pacific Land Corporation
Comapany NameTexas Pacific Land Corporation
June 16, 2020
June 16, 2020 Page 2
Page 2
FirstName LastName
The Corporate Reorganization and Distribution
The Number of Shares of TPL Corporation Common Stock You Will Receive, page 19

2. We note that TPL Trust will not distribute any fractional shares of TPL Corporation.
         Please tell us whether any sub-certificate holders will receive less than the full value of their current holdings.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

3. Please revise this section to discuss in greater detail the reasons for the changes in the various results of operations. For example, describe the reason for the 63.4% decrease in pipeline easement income for the interim period and increase of 14.5% for the full year period. See Item 303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release No. 33-
         8350 (December 29, 2003).
Summary Compensation Table, page 47

4. Please disclose two of your most highly compensated executive officers other than the principal executive and principal financial officers. See Item 402(a)(3)(iv) of Regulation
         S-K.
Material U.S. Federal Income Tax Consequences, page 53

5. We note the disclosure that the corporate reoganization will qualify as a tax-free reorganization and that you will receive a tax opinion from counsel to that effect. Please file such tax opinion. See Sec. III.A.2 of Staff Legal Bulletin No. 19 (October 14, 2011).
Index to the Financial Statements, page F-1

6. Please revise the index to the financial statements to provide an explanation as to why the financial statements included in this Form 10 are not those of the registrant.
Exhibits

7. We note your disclosure that WPX Energy Permian, LLC accounted for 23% of total revenues and Anadarko E&P Onshore, LLC, accounted for 14% of total revenues.
         Accordingly, please disclose the material terms of the contracts and include the contracts as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.
 Tyler Glover
Texas Pacific Land Corporation
June 16, 2020
Page 3

       You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



FirstName LastNameTyler Glover                            Sincerely,
Comapany NameTexas Pacific Land Corporation
                                                          Division of
Corporation Finance
June 16, 2020 Page 3                                      Office of Real Estate
& Construction
FirstName LastName